UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number of issuing entity: 333-160604-03

GE Equipment Transportation LLC, Series 2012-1
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-160604

CEF Equipment Holding, L.L.C.
(Exact name of depositor as specified in its charter)

State of Delaware (State or other jurisdiction of incorporation or organization)
CEF Equipment Holding, L.L.C. 201 Merritt 7, Norwalk, Connecticut (Address of principal executive offices of registrant) 06851 (Zip Code)

(203) 749-2101

(Registrant’s telephone number, including area code)

GE Equipment Transportation LLC, Series 2012-1

0.38883% Asset Backed Notes, Class A-1

0.77% Asset Backed Notes, Class A-2

0.99% Asset Backed Notes Class A-3

1.23% Asset Backed Notes, Class A-4

1.65% Asset Backed Notes, Class B

2.25% Asset Backed Notes, Class C

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[X]

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 11, 2016

CEF Equipment Holding, L.L.C.

By:__/s/ Charles E. Rhodes_______

Name: Charles E. Rhodes

Title:  Vice President and Secretary